Exhibit 99.2

NORTHCORE TECHNOLOGIES INC.
(TSX: NTI; OTCBB: NTLNF)
PROXY

THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT OF NORTHCORE TECHNOLOGIES INC. FOR USE AT THE ANNUAL & SPECIAL MEETING OF SHAREHOLDERS (THE “MEETING”) TO BE HELD IN THE FREYA ROOM, AT THE VALHALLA INN, 1 VALHALLA ROAD, TORONTO, ONTARIO M9B 1S9, ON WEDNESDAY JUNE 13 2007, AT 4:00 P.M.

The undersigned shareholder of Northcore Technologies Inc. (the “Company”) hereby appoints T. Christopher Bulger, Chairman of the Board, or failing him, Jeffrey Lymburner, Chief Executive Officer of the Company, or instead of either of them .................................... as proxy to, with power of substitution, to attend and vote for the undersigned at the Meeting on Wednesday June 13, 2007, at 4:00 p.m. and at any adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or any such adjournments and, without limiting the generality of the foregoing, hereby grants authority as set forth below.

The shares of the Company represented by this proxy shall be voted as follows:

1.    FOR    ☐                                                                      WITHHOLD FROM VOTING    ☐

The election of the following nominees as directors of the Company: T. Christopher Bulger, Duncan Copeland, David Gelineau, Jeffrey Lymburner, Jim Moskos, and Darroch Robertson .

2.    FOR    ☐                  WITHHOLD FROM VOTING    ☐

The appointment of KPMG LLP, Chartered Accountants as auditors of the Company for the current fiscal year and authorizing the Board of Directors to fix the auditors’ remuneration.

3.    FOR    ☐                  AGAINST                                 ☐

Passing a special resolution confirming the amendment to the Company’s By-laws with respect to quorum requirements at any meeting of shareholders, the particulars of which are set out in the accompanying Management Information Circular.

4.     At the discretion of the proxyholder upon any amendments or variations to matters specified in the Notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournments thereof.

To be valid and acted upon at the Meeting, this proxy must be filled out and signed correctly and either (i) returned to the Company's registrar and transfer agent, Equity Transfer & Trust Company, at any time up to and including 5:00 p.m. (Toronto time) on June 11, 2007 (or not less than forty eight (48) hours, excluding Saturdays and holidays, preceding the Meeting or any reconvened Meeting in the event of an adjournment of the Meeting); or (ii) presented to, and verified by, the Company’s registrar or transfer agent, Equity Transfer & Trust Company, or with the Chairman of the Meeting, at the Meeting prior to the commencement of the Meeting or any adjournment thereof.

This proxy revokes and supersedes all proxies of earlier date. THIS PROXY MUST BE SIGNED AND DATED.
DATED the ________day of ____________ , 2007.
__________________________________________ ________________________________________ Signature of Shareholder Name of Shareholder (Please Print)
__________________________________________ Number of Shares Held
(Please advise the Company of any change of address) (SEE ADDITIONAL INSTRUCTIONS ON REVERSE)

NOTES:

1.    The shares represented by this proxy instrument will be voted.  Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will confer discretionary authority and will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority for the above named persons to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy instrument or such other matters which may properly come before the meeting.

2.    Each shareholder has the right to appoint a person to represent him at the meeting other than the person specified above.  Such right may be exercised by striking out the names of management's nominees and inserting in the blank space provided the name of the person to be appointed, who need not be a share-holder of the Company.

3.    Please sign exactly as your name appears on the proxy and date the proxy.  If the shareholder is a corporation, the proxy must be executed under its corporate seal by an officer or attorney thereof duly authorized.

4.    If the form of proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the sharehold-ers of the Company.

5.    If the shareholder appoints the persons designated above as his proxy to attend and act at the said meeting:

(a)    the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b)    where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c)    IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN THE ITEMS ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.

6.    This proxy also confers discretionary authority to vote in respect of any other matter which may properly come before the meeting and in such manner as such nominee in his judgment may determine.